恒基兆業發展有限公司
HENDERSON INVESTMENT LIMITED

082-03964

Our Ref: HASE/TL/HI/05501

5 December, 2008

09045325

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washinton, D.C. 20549-0302
U.S.A.

SUPPL

Dear Sirs,

Henderson Investment Limited (the "Company")
(Ticker Symbol: HDVTY) ADR Level 1 Programme
Re: Internet Posting of Rule 12g3-2(b) Materials

The recently adopted revisions of Rule 12g3-2(b) of the Securities and Exchange Act of 1934 (the "Automatic Exemption Rule"), as amended permits the Company, a Hong Kong listed company with shares traded on The Stock Exchange of Hong Kong Limited (the " HK Stock Exchange"), who maintains a Rule 12g3-2(b) exemption, to post documents, required to be filed with HK Stock Exchange, on the Company's website in lieu of furnishing the Securities and Exchange Commission in U.S.A. ("SEC") with such documents in paper format.

In order to satisfy the relevant conditions of the Automatic Exemption Rule, we would like to inform you that the English versions of all announcements, circulars, interim reports and annual reports (including financial statements) and other documents of the Company required to be distributed to the shareholders of the Company are and will be published on the Company's website at http://www.hld.com.

The Company will continue to file with the SEC in paper format a copy of all documents filed with HK Stock Exchange which are not posted on the aforesaid website.

Should you have any enquiries, please feel free to contact our Louis Nip at louis.nip@hld.com. or fax No.(852)2522 4515.

Yours faithfully,
For and on behalf of
HENDERSON INVESTMENT LIMITED

PROCESSED
MAR 2 2009
THOMSON REUTERS

Timon Liu
Company Secretary

END

香港中環金融街八號國際金融中心二期七十一至七十六樓
71-76/F, Two International Finance Centre, 8 Finance Street, Central, Hong Kong
電話 Tel: (852) 2908 8888 • 傳真 Fax: (852) 2908 8838 • 網址 Website: www.hld.com